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                                                               Exhibit (a)(1)(J)


                     TRIBUNE AND KNIGHTRIDDER.COM COMPLETE
                         TENDER OFFER FOR CAREERBUILDER


CHICAGO, Tues., Aug. 22, 2000 -- Career Holdings, Inc., a newly formed company jointly controlled by Tribune Company and KnightRidder.com, Inc., announced today that a Career Holdings subsidiary has accepted for purchase 23,415,389 shares in connection with its cash tender offer for all of the outstanding shares of CareerBuilder common stock at $8 per share. The tender offer expired at 12:00 midnight (EST) on Mon., August 21.

The shares accepted for purchase represent approximately 98 percent of the outstanding shares of CareerBuilder common stock. It is expected that the Career Holdings subsidiary will be merged with and into CareerBuilder with each share of CareerBuilder not purchased in the offer being converted into the right to receive $8.00 in cash, the same price per share paid in the offer.

Tribune and KnightRidder.com expect the previously announced integration of CareerBuilder and CareerPath to be completed in the fourth quarter of 2000.

CareerBuilder, Inc. (Nasdaq: CBDR) is the leading provider of targeted online recruiting, attracting three million unique visitors to the CareerBuilder Network. CareerBuilder's trademark technology, including its Mega Job Search/SM/, provides one-stop shopping for all candidates' career needs. Only through the CareerBuilder Network can employers target both active and passive job seekers through 30 of the Web's most popular brands including MSN, Bloomberg, USA TODAY, NBC, Ticketmaster Online-CitySearch and its flagship career center, careerbuilder.com. Employer customers include AT&T, AOL, Merrill Lynch, Ernst & Young and EDS. CareerBuilder is located in Reston, Virginia, with offices nationwide. Visit CareerBuilder today at http://www.careerbuilder.com.

CareerBuilder is a registered trademark of CareerBuilder, Inc. Mega Job Search, and "my careerbuilder" are service marks of CareerBuilder, Inc. All other trademarks mentioned in this document are the property of their respective owners.

Knight Ridder (NYSE: KRI) is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.7 million daily and 12.9 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. KnightRidder.com, its Internet subsidiary, manages the company's Internet operations. These include a variety of online services, among them Real Cities, a national network of local and regional Web sites. Real Cities services include news, classified ads, entertainment, shopping, search, community publishing, Internet access and archives. The network comprises 28 KnightRidder.com regional Web sites including content from 31 Knight Ridder owned newspapers. In addition the network includes 5 non-Knight Ridder partners enabling it to cover 36 U.S. markets. Both Knight Ridder and KnightRidder.com are headquartered in San Jose, Calif.
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Tribune (NYSE: TRB) is a leading multimedia company with businesses in 23 major
U.S. markets, including 18 of the top 30. Through its television and radio broadcasting, publishing and interactive operations, Tribune reaches nearly 80 percent of U.S. households daily. Tribune Interactive operates leading interactive news and information sites in major markets across the United States and ranks among the top 25 news/information/entertainment networks in the United States. Tribune Ventures is an industry leader in venture partnerships with new media and technology companies. Tribune has $6 billion in revenues and more than 30,000 employees. A Fortune 500 company in 2000, Tribune, for the third straight year, ranked No. 1 among its industry peers in Fortune magazine's list of most admired companies in America.

MEDIA CONTACTS:


Rashmi Turner               Cynthia Funnell             Diane Strahan or Barry Lawrence,
Tribune Company             KnightRidder.com            CareerBuilder
(312) 527-8787 (office)     (408) 938-6076 (office)     (703) 259-5750/5793
(312) 222-5761 (fax)        (408) 938-6098 (fax)        diane.strahan@careerbuilder.com
rsturner@tribune.com        cfunnell@realcities.com     barry.lawrence@careerbuilder.com